CUSIP No. 10782M104                     13D                    Page 1 of 6 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              -------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                                  BRIAZZ, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    10782M104
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                                 (CUSIP Number)


                            Delafield Hambrecht, Inc.
                          701 Fifth Avenue, Suite 3800
                            Seattle, Washington 98104
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 1, 2003
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             (Date of Event which Required Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.













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CUSIP No. 10782M104                     13D                    Page 2 of 6 Pages



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     1       NAME OF REPORTING PERSONS,
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Delafield Hambrecht, Inc.
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
             (a)
             (b)
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     3       SEC USE ONLY
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     4       SOURCE OF FUNDS

             OO
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     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                               |_|

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
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                        7    SOLE VOTING POWER
      NUMBER OF              850,000
                      ----------------------------------------------------------
       SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
                      ----------------------------------------------------------
      OWNED BY          9    SOLE DISPOSITIVE POWER
        EACH                 850,000
                      ----------------------------------------------------------
      REPORTING        10    SHARED DISPOSITIVE POWER
     PERSON WITH
                      ----------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             850,000
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    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                              |_|
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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             12.4%
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    14       TYPE OF REPORTING PERSON

             CO, BD
--------------------------------------------------------------------------------


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CUSIP No. 10782M104                     13D                    Page 3 of 6 Pages



Item 1. Security and Issuer.

This 13D relates to the purchase by Delafield Hambrecht, Inc. ("Delafield") of series F convertible preferred stock (the "seires F preferred stock") of BRIAZZ, INC. (the "Corporation") as part of a larger $6.0 million financing between the Corporation, Spinnaker Investment Partners L.P., Deutsche Bank London Ag, Briazz Venture, L.L.C., an affiliate of Flying Food Group, L.L.C, and Delafield. On August 1, 2003, Delafield completed the purchase of $100,000 in secured promissory notes and series F preferred stock from the Corporation. In consideration for the settlement of fees owed to Delafield by the Corporation, Delafield acquired a $100,000 secured promissory note and 85,000 shares of series F preferred stock, which are convertible into 850,000 shares (as described more fully below).

The $100,000 secured promissory note bears interest at 2.1% per year. The note matures, and all principal and accrued and unpaid interest becomes due, on August 1, 2005. The note is secured by all the assets of the Corporation and is pari passu with $5.9 million principal amount of notes issued to Spinnaker Investment Partners L.P., Deutsche Bank London Ag, and Briazz Venture, L.L.C. in the financing and debt owed to Laurus Master Fund, Ltd. under a convertible promissory note.

The series F preferred stock is initially convertible at the option of the holder into a total of up to 850,000 shares of the Corporation common stock at a conversion price of $0.10 per share of common stock. The series F preferred stock conversion price is subject to adjustment for certain fundamental corporate transactions and issuances of securities of the Corporation at a price below the conversion price then in effect. In addition, the series F preferred stock also provides for cashless exercise.

The series F preferred stock are non-voting until their conversion into common stock. Any shares of series F preferred stock outstanding on the tenth anniversary of the initial issuance of the series F preferred stock will be automatically converted into a noniminal number of shares of the Corporation's common stock.

The name of the issuer is BRIAZZ, INC. with its principal executive offices at 3901 7th Ave South, Suite 200 Seattle, WA 98108.

Item 2. Identity and Background.

Delafield Hambrecht, Inc. is a Delaware corporation primarily engaged in providing investment banking services to companies located in the northwestern United States. Delafield's principal executive offices are located at 701 Fifth Avenue, Suite 3800, Seattle, Washington 98104.

J.D. Delafield is the Chairman of the Board of Directors, President and Chief Executive Officer of Delafield. In addition to Mr. Delafield, William R.
Hambrecht and John T. Carleton serve on the Board of Directors of Delafield. Each of Mr. Delafield, Mr. Hambrecht and Mr. Carleton is a citizen of the United States. The business address for each of Mr. Delafield, Mr. Hambrecht and Mr. Carleton is 701 Fifth Avenue, Suite 3800, Seattle, Washington 98104.

During the last five years, none of Delafield, Mr. Delafield, Mr. Hambrecht or Mr. Carleton have (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Delafield acquired the $100,000 secured promissory note and 85,000 shares of series F preferred stock in connection with the settlement of fees owed for various investment banking services provided to the Corporation.


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CUSIP No. 10782M104                     13D                    Page 4 of 6 Pages


Item 4. Purpose of Transaction.

Delafield acquired the securities of the Corporation for investment purposes.

Item 5. Interest in Securities of the Issuer.

As discussed in Item 1, Delafield acquired shares of series F preferred stock convertible into up to 850,000 shares of the common stock of the Corporation (subject to the limitations discussed in Item 1). Based on the 5,990,916 shares of common stock of the Corporation currently outstanding and assuming full conversion of the series F preferred stock after such conversion Delafield would hold approximately 12.4% of the common stock of the Corporation.

None of the officers or directors of Delafield have any interest in the securities of the Corporation.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the purchase of the $100,000 promissory note and the 85,000 shares of series F preferred stock pursuant to a securities purchase agreement, as amended, and a letter agreement, Delafield entered into a registration rights agreement and the investors, including Delafield, were granted a security interest pursuant to a security agreement with the Corporation. The security agreement grants the investors, including Delafield, a senior secured interest in the assets of the Corporation in the event the Corporation fails to repay the notes when due. The investors also entered into an intercreditor agreement with Laurus Master Fund, Ltd. providing that their respective interests would be pari passu.

Under the registration statement, the investors, including Delafield, have the right to request up to three registration statements be filed on Form S-1 (or other applicable form). In addition, the investors have the right to request that the Corporation register the shares issuable upon conversion of the series F preferred stock on Form S-3 up to five times during the duration of the registration rights agreement.

The investors also are entitled to "piggyback" registration rights in connection with any registration by the Corporation of its securities in connection with a public offering solely for cash, for its account or for the account of other security holders (other than a registration relating solely to the sale of securities to participants in a stock-based incentive plan). If the Corporation propose to register any shares of common stock under the Securities Act of 1933, as amended (the "Securities Act"), the investors are entitled to receive notice of the registration and to include their shares in the registration statement, subject to certain limitations. The registration rights terminate on the earlier of (i) the tenth anniversary of the issuance of the senior secured non-convertible promissory notes or (ii) such time as none of the investors holds or has the right to receive upon conversion of the series F preferred stock any shares of common stock, or other security then issuable upon conversion of the series F preferred stock. The registration rights will also terminate sooner with respect to a specific investor upon the occurrence of any of the following: (i) such investor may resell all of such investor's shares acquired upon conversion of the series F preferred stock pursuant to Rule 144(k) under the Securities Act, or (iii) such investor may resell all of such investor's shares acquired upon conversion of the series F preferred stock within a three-month period pursuant to Rule 144 under the Securities Act.

Other than as described in this Item, to the knowledge of Delafield, Mr. Delafield, Mr. Hambrecht and Mr. Carleton, there are no existing contracts, arrangements, understandings or relationships with respect to the securities of the Corporation.

Item 7. Material to be Filed as Exhibits.

1. Securities Purchase Agreement between the Corporation, Spinnaker Investment Partners, L.P., Deutsche Bank London Ag, Briazz Venture, L.L.C., an affiliate of Flying Food Group, L.L.C, and Delafield Hambrecht, Inc dated May 28, 2003.(1)

2. Amendment to Securities Purchase Agreement between the Corporation, Spinnaker Investment Partners, L.P., Deutsche Bank London Ag, Briazz Venture, L.L.C., an affiliate of Flying Food Group, L.L.C, and Delafield Hambrecht, Inc dated August 1, 2003.(2)

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CUSIP No. 10782M104                     13D                    Page 5 of 6 Pages


3. Registration Rights Agreement between the Corporation, Spinnaker Investment Partners, L.P., Deutsche Bank London Ag, Briazz Venture, L.L.C., an affiliate of Flying Food Group, L.L.C, and Delafield Hambrecht, Inc dated August 1, 2003.(2)

4. Security Agreement by the Corporation in favor of Spinnaker Investment Partners, L.P., Deutsche Bank London Ag, Briazz Venture, L.L.C., an affiliate of Flying Food Group, L.L.C, and Delafield Hambrecht, Inc dated August 1, 2003.(2)

5. Intercreditor Agreement between Spinnaker Investment Partners, L.P., Deutsche Bank London Ag, Briazz Venture, L.L.C., an affiliate of Flying Food Group, L.L.C, and Delafield Hambrecht, Inc dated August 1, 2003.(2)

6. Letter Agreement between the Corporation and Delafield Hambrecht, Inc. dated August 1, 2003.(2)

7. Form of Note.(2)

-------------------------------
(1) Incorporated by reference to the Schedule 14A of BRIAZZ, INC. filed on June 26, 2003.

(2) Incorporated by reference to the Form 8-K of BRIAZZ, INC. filed on August 11, 2003.


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CUSIP No. 10782M104                     13D                    Page 6 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED as of August 11, 2003


                                            Delafield Hambrecht, Inc.




                                            /s/ John D. Delafield
                                            ------------------------------------
                                            John D. Delafield, President & CEO